# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enveric Biosciences, Inc., CIK 0000890821
CUSIP: 29405E505
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 245 First Street, Riverview II, 18th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 31,353; sole dispositive power 0; shared dispositive power 31,353; aggregate amount beneficially owned 31,353 (4.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 31,353; sole dispositive power 0; shared dispositive power 31,353; aggregate amount beneficially owned 31,353 (4.99% of the class)
- INTRACOASTAL CAPITAL, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 31,353; sole dispositive power 0; shared dispositive power 31,353; aggregate amount beneficially owned 31,353 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Enveric Biosciences, Inc.
Address of issuer's principal executive offices: 245 First Street, Riverview II, 18th Floor, Cambridge, MA, 02142

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the closing of the transaction contemplated by the letter agreement with the Issuer on December 11, 2025 (the "Letter Agreement") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 12, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 44,000 shares of Common Stock held by Intracoastal, and all such shares of Common Stock represent beneficial ownership of approximately 7.4% of the Common Stock, based on 596,978 shares of Common Stock outstanding following the consummation of the transaction contemplated by the Letter Agreement, as reported to the Reporting Persons by the Issuer. The foregoing excludes (I) 44,000 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1") because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (II) 44,000 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (III) 1,611 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 134,499 shares of Common Stock.

(ii) As of the close of business on December 17, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 31,353 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, and all such shares of Common Stock represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) based on 596,978 shares of Common Stock outstanding following the consummation of the transaction contemplated by the Letter Agreement, as reported to the Reporting Persons by the Issuer, plus (2) 31,353 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 13,091 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (II) 44,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (III) 1,611 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 90,499 shares of Common Stock.
Percent of class: 4.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 31,353
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 31,353

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (12/17/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (12/17/2025)
- INTRACOASTAL CAPITAL, LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (12/17/2025)